[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 20, 2018

Dorrie Yale
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Halfmoon Parent, Inc.
Registration Statement on Form S-4
Filed May 16, 2018
File No. 333-224960

Dear Ms. Yale:

On behalf of Halfmoon Parent, Inc. (“New Cigna” or the “Company”) and our client, Cigna Corporation (“Cigna”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated June 13, 2018 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which has been filed in connection with Cigna’s proposed acquisition (the “Transaction”) of Express Scripts Holding Company (“Express Scripts”).

The Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 1, marked to show changes made to the Registration Statement since the filing of the Registration Statement on May 16, 2018.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response to the comment.  Unless otherwise indicated, all page references in the response set forth below are to the pages of Amendment No. 1 as filed on EDGAR.  Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 1.

Questions and Answers about the Mergers and the Special Meetings
Q: What vote is required to approve each Cigna proposal?, page 4

1.
Please disclose the percentage of outstanding shares entitled to vote held by Cigna's directors, executive officers and their affiliates, and provide similar disclosure in the following Q&A for Express Scripts.  See Item 3(h) of Form S-4.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 5 of Amendment No. 1.

Dorrie Yale
Office of Healthcare & Insurance
June 20, 2018

Risk Factors
Additional Risks Relating to New Cigna after Completion of the Mergers, page 45

2.
Please include a risk factor discussing New Cigna's exclusive forum provision in its bylaws, including that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 48 of Amendment No. 1.

The Mergers
Background of the Mergers, page 76

3.
On page 76 you note that Express Scripts considered a potential combination with a large publicly traded company in the healthcare industry.  Please disclose why Express Scripts' strategy at this time involved such a transaction, including the particular risks it considered of remaining a standalone PBM.  Please reconcile this strategy with Express Scripts belief in its ability to remain successful as a standalone healthcare company, as noted throughout negotiations with Cigna.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 79 of Amendment No. 1.

4.
You state in the first paragraph on page 85 that the Cigna board considered the attractiveness of a combination with Express Scripts relative to other potential opportunities, and in the ninth bullet on page 93 that it considered other alternatives reasonably available to Cigna, including remaining as a standalone company.  Please expand your discussion to disclose these considerations and the reasons Cigna did not pursue the alternative opportunities (in addition to the potential transaction with Cigna Company A).

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 87, 88 and 97 of Amendment No. 1.

5.
Please revise your Background section to include any material discussions by the Express Scripts board relating to Anthem's decision not to continue its contract with Express Scripts and pending legal proceedings facing Cigna.  We note that both factors are listed under "Recommendation of the Express Scripts Board of Directors" as factors considered by the board.  Please explain how such factors impacted the board's negotiations and final decision to recommend the merger.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 78, 84, 85, 88, 89 and 93 of Amendment No. 1. We also direct the Staff to the following bullet points that are included in the section entitled “Recommendation of the Express Scripts Board of Directors; Express Scripts’ Reasons for the Mergers” beginning on page 112 of Amendment No. 1:

•	Express Scripts expected to experience a flat trend in revenues, in part as a result of the announcement by Anthem that it would not extend its contract with Express Scripts;

•	Express Scripts expected to experience margin pressure as a standalone PBM, including as the result of the expiration of its contract with Anthem;

•	Cigna’s recently proposed business combination with Anthem was not consummated; and

•	the various contingent liabilities, including pending legal proceedings, to which Cigna is subject.

Dorrie Yale
Office of Healthcare & Insurance
June 20, 2018

6.
Please expand on the disclosure in the last paragraph on page 82 regarding the Express Scripts board's assessment of the likelihood that any other potentially interested counterparty could or would be willing to pay a superior price for Express Scripts.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 85 of Amendment No. 1.

7.
On page 77 you note that the Cigna board discussed a number of potential transactions with specific counterparties.  Please disclose why Cigna decided to focus on a transaction with a PBM, and particularly with Express Scripts, as opposed to the other strategic alternatives considered by the board that did not involve a PBM.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 87, 88 and 97  of Amendment No. 1.

8.	Please revise to disclose the material discussions and negotiations regarding the regulatory termination fee.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 91 and 94 of Amendment No. 1.

9.
Please explain the specific potential synergies discussed by the Express Scripts board at the meeting on January 15, 2018, as well as the difference in views between Express Scripts and Cigna relating to the potential value of the transaction as noted in Mr. Cordani's initial rejection of Cigna's proposal.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 84 and 85 of Amendment No. 1.

Dorrie Yale
Office of Healthcare & Insurance
June 20, 2018

Recommendation of the Cigna Board of Directors; Cigna's Reasons for the Merger, page 92

10.
We note that the board recommends the merger based partially on its belief that medical and pharmacy information of the combined company would expand longitudinal insights and predictive analytics.  Please explain what each of these terms means and how the merger with Express Scripts furthers this goal.  Please also revise your Background section to note any material discussions by the board relating to this point.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 87, 88 and 96 of Amendment No. 1.

Opinion of Financial Advisor to Cigna, page 96

11.
Please expand your disclosure in the Comparable Company Analysis for Express Scripts to explain how Morgan Stanley determined to use a range of multiples of 8.0x-11.5x for FY2018E when the range of comparable company multiples spanned from 10.8x - 22.6x.  Please provide similar disclosure for the FY2020E multiples, as well as the multiple range used in the Precedent Transaction Analysis, where the highest end of the range is below both the mean and median precedent transaction multiples.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 104 and 105 of Amendment No. 1.

12.
Please disclose the purchase price of each of the precedent transactions used in the precedent transactions analysis, and provide similar disclosure in the sections describing the opinions from Centerview and Lazard.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 105, 123 and 134 of Amendment No. 1.

13.
We note that Morgan Stanley selected certain transactions for its Precedent Transactions Analysis involving the acquisition of PBMs since 2006.  Please disclose the criteria used to select the transactions used in the analysis, including whether any transactions were excluded from the analysis and the reasons for exclusion.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 105 of Amendment No. 1.

Dorrie Yale
Office of Healthcare & Insurance
June 20, 2018

Opinion of Centerview Partners LLC, page 114

14.
Please disclose the underlying data used to calculate the multiples in the two Selected Trading Company Analyses and the Selected Precedent Transaction Analysis.  Please provide similar disclosure for the two Selected Public Companies Analyses performed by Lazard.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 122, 123, 125, 133, 135 and 136 of Amendment No. 1.

Opinion of Lazard Frères & Co. LLC, page 124

15.	Please revise the Selected Precedent Transactions Analysis section to explain whether other similar transactions were considered but not included in the analysis, and why.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 131 and 134 of Amendment No. 1.

Certain Financial Forecasts, page 133

16.
It appears that Morgan Stanley also referred to the adjusted income (loss) from operations, per share, of the Cigna adjusted Express Scripts projections.  If true, please revise to include this information.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page 140 of Amendment No. 1.

17.
We note multiple statements throughout this section that none of the parties assume any responsibility to stockholders for the accuracy of the projected financial information.  While you may include caveats and disclaimers about the reliability of the projected information included in the prospectus and the fact that actual results may differ, it is inappropriate to disclaim responsibility for disclosure that appears in your prospectus.  Please revise your disclosures accordingly.

Response:  In response to the Staff’s comment, the applicable disclosure in the Registration Statement has been revised to remove these statements.  Please see pages 139, 140, 143 and 146 of Amendment No. 1.

New Cigna’s Board of Directors and Management after the Mergers, page 149

18.
Please disclose whether New Cigna has entered into employment agreements with any of these individuals and if so, disclose the material terms of those agreements.  Please also file such agreements as exhibits.

Response:  The Company respectfully informs the Staff that with the exception of its agreement with Mr. Timothy Wentworth, it has not entered into employment agreements with any anticipated directors or members of management of New Cigna.  A summary of the material terms of the agreement with Mr. Wentworth is set forth on pages 153 and 154 of Amendment No. 1, and the agreement has been filed as Exhibit 10.1 to Amendment No. 1.

Dorrie Yale
Office of Healthcare & Insurance
June 20, 2018

Material U.S. Federal Income Tax Consequences, page 189

19.
Please revise to clearly state that the disclosure in this section is the opinion of the respective counsels, and revise to remove language stating that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given.  Please also revise to remove the assumption that the mergers, taken together, will qualify as a Section 351 transaction and that the Cigna merger will qualify as a reorganization as described in Section 368(a) of the Code.  Please make similar changes throughout your prospectus, including the Questions and Answers, the Summary, and the Risk Factors.  Please also state in the filing that you will recirculate and resolicit if either of the conditions to receive the tax opinions are waived and the change in tax consequences is material.  Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 7, 24, 28, 29, 188, 189, 194, 195, 196, 197 and 198 of Amendment No. 1.  In addition, forms of tax opinions of counsel have been filed as Exhibits 8.1 and 8.2 confirming that the applicable disclosure is the opinion of the respective counsels.

General

20.
Please provide us with copies of the materials that the financial advisors prepared and shared with the Cigna and Express Scripts boards in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the boards.  We may have additional comments after we review those materials.

Response:

In response to the Staff’s request, we respectfully inform the Staff that (i) a copy of the presentation dated March 8, 2018, prepared by Morgan Stanley in connection its fairness opinion to the Cigna board of directors has been provided directly to the Staff by Davis Polk & Wardwell LLP, as counsel to Morgan Stanley, and (ii) copies of the presentations, dated March 7, 2018, prepared by each of Centerview and Lazard in connection with each respective fairness opinion to the Express Scripts board of directors have been provided directly to the Staff by Cravath, Swaine & Moore LLP, as counsel to Centerview and Lazard.

Each presentation has been provided under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

In accordance with such Rules, each presentation has been provided together with a request that such presentation be returned promptly following completion of the Staff’s review thereof. Such presentations are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. Requests for confidential treatment of such presentations pursuant to the provisions of 17 C.F.R. §200.83 have been made by each of Morgan Stanley, Centerview and Lazard.

Dorrie Yale
Office of Healthcare & Insurance
June 20, 2018

21.	Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your merger agreement. Refer to Item 601(b)(2) of Regulation S-K.

Response:  The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment.  Please see page A-92 of Amendment No. 1.

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1172 or David E. Shapiro at (212) 403-1314.

Sincerely yours,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Nicole S. Jones, Esq., Executive Vice President and General Counsel,
Cigna Corporation
Martin Akins, Esq., Senior Vice President and General Counsel,
Express Scripts Holding Company
Howard L. Ellin, Esq.
Kenneth M. Wolff, Esq.
Thaddeus P. Hartmann, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP